Exhibit 99.1

HÖEGH LNG PARTNERS LP

2014 ANNUAL MEETING RESULTS NOTIFICATION

September 24, 2014 – Höegh LNG Partners LP (the “Partnership”) advises that its 2014 Annual Meeting was held on September 24, 2014 at 2 p.m. UK time at 5 Young Street, W8 5EH, London, United Kingdom. The following resolutions were passed:

to elect Andrew Jamieson as a Class I Director of the Partnership whose term will expire at the 2015 Annual Meeting of Limited Partners;

to elect Robert Shaw as a Class II Director of the Partnership whose term will expire at the 2016 Annual Meeting of Limited Partners;

to elect David Spivak as a Class III Director of the Partnership whose term will expire at the 2017 Annual Meeting of Limited Partners; and

to elect Morten W. Høegh as a Class IV Director of the Partnership whose term will expire at the 2018 Annual Meeting of Limited Partners.

Sveinung Støhle, Steffen Føreid and Claibourne Harris continue as General Partner appointees to the Partnership’s Board of Directors.

Media contact:

Richard Tyrrell

Chief Executive Officer and Chief Financial Officer

+44 7919 058830

www.hoeghlngpartners.com

Source: Höegh LNG Partners LP